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                             February 14, 2024

       Paul Weibel
       Chief Financial Officer
       5E Advanced Materials, Inc.
       9329 Mariposa Road, Suite 210
       Hesperia, CA 92344

                                                        Re: 5E Advanced
Materials, Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-3
                                                            Filed February 2,
2023
                                                            File No. 333-276162

       Dear Paul Weibel:

            We have reviewed your amended registration statement and have the following comment(s).

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Amendment No. 1 to Registration Statement on Form S-3

       General

   1. Please be advised that we will not be in a position to accelerate the effectiveness of your registration
statement until our comments relating to your Form 10-K for the fiscal year ended June 30,
2023 have been resolved.
 Paul Weibel
FirstName LastNamePaul    Weibel
5E Advanced  Materials, Inc.
Comapany14,
February  Name5E
            2024 Advanced Materials, Inc.
February
Page 2 14, 2024 Page 2
FirstName LastName
       Please contact Irene Barberena-Meissner, Staff Attorney, at 202-551-6548 or Daniel
Morris, Legal Branch Chief, at 202-551-3314 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Energy &
Transportation
cc:      Eric Johnson, Esq.